Exhibit 21.1

List of Subsidiaries to China Medicine Corporation

Name	Jurisdiction	Percentage Owned
Guangzhou Konzern Pharmaceuticals Co., Ltd. (“Konzern”)	Guangdong Province, China	100% directly owned by China Medicine Corporation (“CMC”)
Konzern US Holding Corporation	New Jersey, US	100% directly owned by Konzern
Guangzhou Co-win Bioengineering Co., Ltd.	Guangdong Province, China	70% directly owned by Konzern
Guangzhou Konzern Bio-Technology Co., Ltd.	Guangdong Province, China	100% directly owned by Konzern
Guangzhou LifeTech Pharmaceuticals Co., Ltd	Guangdong Province, China	100% directly owned by Konzern
Guangzhou LifeTech Pharmaceutical & Technological Ltd.	Guangdong Province, China	100% directly owned by Konzern
Konzern Company Limited	Guangdong Province, China	100% directly owned CMC